FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on January 25, 2015

Tel Aviv, January 25, 2015 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced today the signature and completion of an agreement to invest in BrainsGate Ltd. ("BrainsGate"), 30% held by Elron. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron.

According to the terms of the investment agreement, approximately $26 million will be invested in BrainsGate in two tranches at a pre-money valuation of approximately $70 million. Elron's share of the aggregate investment is expected to amount to approximately $8 million.

In the first stage, upon signature and completion of the agreement, $11 million was invested in BrainsGate, in which Elron's share amounted to approximately $3.5 million. In the second stage, based upon an interim analysis to be conducted by the Data and Safety Monitoring Board after follow up data of 600 patients participating in BrainsGate's clinical trial will be received (for details on the clinical trial see Elron's immediate releases on Form 6K on April 7, 2014 and May 19, 2014 ), and subject to the decision by a majority of BrainsGate's investors, $15 million will be invested. Elron's share in the second tranche is expected to amount to approximately $4.5 million.

It is further noted that the investment round did not affect Elron's percentage holding in BrainsGate.

The release concerning the investment was delayed due to the evaluation by BrainsGate's management conveyed to Elron that early publication prior to completion of the investment agreement may place the transaction at risk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 26, 2015